# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: YXT.COM GROUP HOLDING LIMITED, CIK 0001872090
CUSIP: 988740106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Room 501-502, No. 78 East Jinshan Road H, Suzhou Jiangsu, China (F4), 215011
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002086699

## Reporting persons
- YF Elite Alliance Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 23,786,590; sole dispositive power 0; shared dispositive power 23,786,590; aggregate amount beneficially owned 23,786,590 (14.6% of the class)
- Yunfeng Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,786,590; sole dispositive power 0; shared dispositive power 23,786,590; aggregate amount beneficially owned 23,786,590 (14.6% of the class)
- Yunfeng Investment III, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 23,786,590; sole dispositive power 0; shared dispositive power 23,786,590; aggregate amount beneficially owned 23,786,590 (14.6% of the class)
- Feng Yu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 23,786,590; sole dispositive power 0; shared dispositive power 23,786,590; aggregate amount beneficially owned 23,786,590 (14.6% of the class)

## Item 1. Issuer
Name of issuer: YXT.COM GROUP HOLDING LIMITED
Address of issuer's principal executive offices: Room 501-502, No. 78 East Jinshan Road Huqiu District Suzhou Jiangsu, People's Republic of China, 215011

## Item 2. Person Filing
Name of person filing:
The following are referred to herein as the "Reporting Persons"
(i) YF Elite Alliance Limited;
(ii) Yunfeng Fund III, L.P.;
(iii) Yunfeng Investment III, Ltd.; and
(iv) Feng Yu
Address of principal business office or, if none, residence: 18th Floor, YF Life Centre, 38 Gloucester Road, Wanchai Hong Kong
Citizenship:
YF Elite Alliance Limited: British Virgin Islands

Yunfeng Fund III, L.P., Yunfeng Investment III, Ltd.: Cayman Islands

Feng Yu: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons own an aggregate amount of 23,786,590 Class A ordinary shares, which are directly owned by YF Elite Alliance Limited. Yunfeng Fund III, L.P. is the controlling shareholder of YF Elite Alliance Limited. Yunfeng Investment III, Ltd. is the general partner of Yunfeng Fund III, L.P.. Feng Yu is the controlling shareholder of Yunfeng Investment III, Ltd.. Accordingly, each of the foregoing may be deemed to beneficially own the Class A ordinary shares directly held by Article Light Limited but the filing of this Statement shall not be deemed an admission of such beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.

The number of reported securities has not changed since the original investment by YF Elite Alliance Limited in the Issuer prior to the Issuer's initial public offering, as disclosed by the Issuer on the Form 424B4, filed on August 16, 2024.
Percent of class: The 23,786,590 Class A ordinary shares reported on this Statement represent 14.6% of the Class A ordinary shares outstanding. Such percentage calculation is based on 163,294,773 Class A ordinary shares outstanding as of March 31, 2025, as disclosed by the Issuer on the Form 20-F, filed on April 24, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 23,786,590
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 23,786,590

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- YF Elite Alliance Limited: /s/ Xin Huang, Xin Huang / Authorized Signatory (10/15/2025)
- Yunfeng Fund III, L.P.: /s/ Xin Huang, Xin Huang / Authorized Signatory of Yunfeng Investment III, Ltd., its general partner (10/15/2025)
- Yunfeng Investment III, Ltd.: /s/ Xin Huang, Xin Huang / Authorized Signatory (10/15/2025)
- Feng Yu: /s/ Feng Yu, Feng Yu (10/15/2025)